MjLink.com, Inc.

3465 Gaylord Court, Suite A509

Englewood, Colorado 80113

Telephone (855) 933-3277

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

September 21, 2020

Re:          Request for Qualification – MjLink.com, Inc.  (the “Company”) Offering Statement on Form 1-A (File Number 024-11154)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced Form 1-A be qualified by the Securities and Exchange Commission by 10:00 am, Tuesday, September 22, 2020.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com,  should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/ Ken Tapp

By: Ken Tapp

Chief Executive Officer